

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2012

Via E-mail
Wei Wang
Chief Executive Officer
ChineseInvestors.com, Inc.
13791 E. Rice Place, Suite #107
Aurora, CO 80015

> **Re: ChineseInvestors.com, Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed June 4, 2012**
> **File No. 333-179783**

Dear Mr. Wang:

We have limited our review of your registration statement to the issues addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   We note your response to comment 1 from our letter dated June 1, 2012 and are unable to agree. Please supplementally provide us with an opinion of counsel who is authorized to practice in Indiana supporting your position that no shareholder vote is required on a reverse split of outstanding common stock; that Indiana does not place any time limits on shareholder authorization for the board of directors to act upon any matter; and that no amendment to your articles of incorporation is required to be filed with the Secretary of State to effectuate a reverse stock split. In the opinion, please have counsel address the nature of the reverse stock split – i.e, whether both the company's issued and unissued authorized shares were subject to the split or only the company's issued shares. In the alternative, provide risk factor disclosure regarding failing to comply with state laws and, if applicable, federal securities laws for effectuating a reverse stock split without proper notice, authorization, and filing of an amendment to the articles of incorporation.

       You may contact Ajay Koduri, Attorney-Advisor, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any questions.

                                     Sincerely,

                                     /s/ Kathleen Krebs, for

                                   Larry Spirgel
                                   Assistant Director

cc: Via E-mail
        Dennis Brovarone, Esq.